MORGAN STANLEY DIVIDEND GROWTH SECURITIES INC.
1221 Avenue of the Americas
New York, NY 10020

June 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Larry Greene, Division of Investment Management

Re:	Morgan Stanley Dividend Growth Securities Inc. (File Nos. 2-70423 and 811-3128)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Dividend Growth Securities Inc. (the ‘‘Fund’’) filed with the Securities and Exchange Commission on April 26, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 33 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 25, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the ‘‘Tandy’’ provision.

Response 1.    This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the ‘‘Tandy’’ provision, separate from the corresponding Post-Effective Amendment.

Comment 2.	In the EDGAR screen titled ‘‘Series-Name,’’ please replace ‘‘none’’ with the name of the Fund.

Response 2.    Per your discussion with my colleague, Dan Burton, in a telephone conversation on June 20, 2007, we are working with our EDGAR filer and the SEC Staff to determine if it is possible to make the requested change.

COMMENTS TO THE PROSPECTUS

Comment 3.	Please confirm whether the Fund’s ability to invest up to 20% of its assets in convertible and fixed-income securities is a principal strategy of the Fund. If so, please add appropriate disclosure.

Response 3.    The Fund’s ability to invest up to 20% of its assets in convertible and fixed-income securities is not a principal strategy of the Fund.

Comment 4.	In the ‘‘Principal Risks – Foreign Securities’’ section, if the Fund invests in emerging markets, please include the relevant risk disclosure.

Response 4.    The Fund does not invest in emerging markets.

Comment 5.	Given the Fund’s ability to invest in other investment companies under non-fundamental restriction number 3, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 5.    The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fees and expenses table and corresponding footnotes.

Comment 6.	In the ‘‘Fees and Expenses’’ section of the prospectus, consider moving the footnotes to after the Example.

Response 6.    We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENTS TO THE SAI

Comment 7.	In connection with the Fund’s investment in when-issued and delayed delivery securities and forward commitments, please confirm that there is adequate disclosure regarding ‘‘segregating assets.’’

Response 7.    The referenced disclosure is contained in the subsection entitled ‘‘When-Issued and Delayed Delivery Securities and Forward Commitments’’ in the SAI.

Comment 8.	If the Fund invests in emerging markets, please add appropriate risk disclosure.

Response 8.    As noted in response 4, the Fund does not invest in emerging markets.

Comment 9.	With respect to the Fund’s fundamental investment restriction relating to concentration (#7), explain the basis for not applying this restriction to bank obligations.

Response 9.    Upon our review of Guide 19 and the relevant Staff no-action letters, we agree that the carve out to the Fund’s industry concentration policy should apply only to the purchase of obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. However, because the Fund’s industry concentration policy is a fundamental investment restriction, we are not able to change it without stockholder vote. However, we note supplementally that the Fund will not invest 25% or more of the value of its total assets in bank obligations of issuers in any single industry.

Comment 10.	In the section entitled ‘‘Portfolio Managers - Portfolio Manager Compensation Structure,’’ include only the discretionary compensation received by the portfolio managers of the Fund during the last year.

Response 10.    We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of a fund’s portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and to shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6641. Thank you.

Sincerely,

/s/ Sheri L. Schreck

Sheri L. Schreck